

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

Via E-mail
Todd A. Brooks
President and Chief Executive Officer
ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, TX 77010

Re: ZaZa Energy Corporation
Post-Effective Amendment No. 4 to Form S-1
Filed July 2, 2013
File No. 333-184036

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 4 to Form S-1

Recent Developments in Business Relationships, page 6

Sale of Moulton Acreage, page 7

1. We note your disclosure that you have entered into a purchase and sale agreement (the "Sanchez Agreement") with SN Marquis, LLC, a subsidiary of Sanchez Energy, to sell approximately 10,300 net acres in the Eagle Ford trend for approximately $28.8 million in cash. Please file such agreement as an exhibit to your registration statement, or provide us with your analysis as to why you are not required to file it. Please refer to Item 601(b)(2) and Item 601(b)(10) of Regulation S-K.

2. We note that although you have classified assets associated with the Moulton properties as held for sale as of March 31, 2013, you have not provided pro forma financial

Todd A. Brooks
ZaZa Energy Corporation
July 10, 2013
Page 2

information in your registration statement with respect to the disposition contemplated in the Sanchez Agreement. Please revise your filing to provide such information, or tell us why you do not believe that such information is required to comply with Rule 11-01(a)(4) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or Laura Nicholson at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director